Exhibit 107

Calculation Of Filing Fee Tables

Form S-3
(Form Type)

Elevation Oncology, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Class Title	Fee Calculation Rule	Amount Registered (1)(2)	Proposed Maximum Offering Price Per Unit(4)	Maximum Aggregate Offering Price (5)	Fee Rate	Amount of Registration Fee
Primary Offering
Common stock, par value $0.0001 per share	457(o)
Preferred stock, par value $0.0001 per share	457(o)
Debt Securities	457(o)
Warrants	457(o)
Subscription Rights	457(o)
Units	457(o)
Total Primary Offering				$350,000,000
Secondary Offering
Common stock, par value $0.0001 per share	457(c)	3,283,862(3)	$3.69	$12,117,450.8	$0.00014760	$1,788.54
Total Offering Amounts				$362,117,451.8	$0.00014760	$53,448.54
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due

(1)	There is being registered hereunder an indeterminate number of shares of (a) common stock, (b) preferred stock, (c) debt securities, (d) warrants to purchase common stock, preferred stock or debt securities of the Registrant, (e) subscription rights to purchase common stock, preferred stock or debt securities of the Registrant, and (f) units, consisting of some or all of these securities in any combination, as may be sold from time to time by the Registrant. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder. There is also being registered hereunder an indeterminate number of shares of common stock, preferred stock and debt securities as shall be issuable upon conversion, exchange or exercise of any securities that provide for such issuance. In no event will the aggregate offering price of all types of securities issued by the Registrant in the primary offering pursuant to this registration statement exceed $350,000,000.

(2)	Pursuant to Rule 416(a), this registration statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.

(3)	Consists of an aggregate of 3,283,862 shares of the Registrant’s common stock issuable upon the conversion of up to $3.25 million of the term loans under that certain loan and security agreement, dated as of July 27, 2022 and amended on March 1, 2024, by and among the Registrant, the lender parties thereto, K2 HealthVentures LLC, as administrative agent, and Ankura Trust Company, LLC, as collateral agent and an equal number of shares of our common stock issuable upon the conversion of the warrant issued to designated holders on March 1, 2024, 339,725 shares of the Registrant’s common stock underlying the warrant issued to K2 HealthVentures Equity Trust LLC on July 27, 2022 and 55,249 shares of the Registrant’s common stock underlying the warrant issued to K2 HealthVentures Equity Trust LLC on March 1, 2024.

(4)	The proposed maximum offering price per share has been estimated solely for the purpose of calculating the registration fee. The registration fee has been calculated in accordance with Rule 457(c) under the Securities Act based on the average high and low prices reported for the Registrant’s common stock on April 25, 2024.

(5)	The proposed maximum offering price per share and proposed maximum aggregate offering price for each type of security will be determined from time to time by the Registrant in connection with the issuance by the Registrant of the securities registered hereunder.